Baytex Energy Corp. and Raging River Exploration Inc.
Press Release – August 21, 2018     Page 1

BAYTEX AND RAGING RIVER RECEIVE SHAREHOLDER AND COURT APPROVAL
FOR STRATEGIC COMBINATION

CALGARY, ALBERTA (August 21, 2018) – Baytex Energy Corp. (“Baytex”)(TSX, NYSE: BTE) and Raging River Exploration Inc. (“Raging River”)(TSX: RRX) are pleased to announce that shareholders of Raging River (“Raging River Shareholders”) and Baytex (“Baytex Shareholders”) have today approved their previously announced strategic combination (the “Transaction”). The Transaction will see the combined company emerge as a well-capitalized, oil-weighted company with an attractive growth and free cash flow profile provided by its world class assets across North America.

The Transaction was structured as a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) and as such also required the approval of the Alberta Court of Queen's Bench, which was also received today. The Arrangement provides that, among other things, each Raging River Shareholder will receive, directly or indirectly, 1.36 common shares of Baytex for each common share of Raging River.

The Transaction is expected to close on August 22, 2018.

Raging River Meeting

At a special meeting held on August 21, 2018, Raging River Shareholders approved the Arrangement.

Resolution	Outcome of Vote	Percentage of Votes For	Percentage of Votes Against
Plan of Arrangement	Passed	96.18%	3.82%

Baytex Meeting

At a special meeting held on August 21, 2018, Baytex Shareholders approved the issuance of the Baytex shares to be issued to Raging River Shareholders pursuant to the Arrangement.

Resolution	Outcome of Vote	Percentage of Votes For	Percentage of Votes Against
Share Issuance	Passed	88.11%	11.89%

Advisory Regarding Forward-Looking Statements

In the interest of providing the shareholders of Baytex and Raging River and potential investors with information regarding Baytex, Raging River and the combined company resulting from the Transaction, including management's assessment of future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our expectation that the combined organization will be well-capitalized, oil-weighted and have an attractive growth and free cash flow profile; and the timing and anticipated closing date for the Transaction; and certain other matters relating to the Transaction.

Baytex Energy Corp. and Raging River Exploration Inc.
Press Release – August 21, 2018     Page 2

These forward-looking statements are based on certain key assumptions regarding, among other things: the time necessary to satisfy the remaining conditions to the closing of the Arrangement; the ability of the combined company to realize the anticipated benefits of the Transaction; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; the ability to add production and reserves through exploration and development activities; capital expenditure levels; the ability to borrow under credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; the ability to develop crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex and Raging River at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: completion of the Transaction could be delayed if parties are unable to satisfy the remaining conditions to closing on the timeline planned; the Transaction will not be completed if all of remaining conditions to closing are not obtained or waived; the volatility of oil and natural gas prices and price differentials; the availability and cost of capital or borrowing; that credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in debt agreements; risks associated with a third-party operating the combined company's Eagle Ford properties; availability and cost of gathering, processing and pipeline systems; public perception and its influence on the regulatory regime; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with hedging activities; the cost of developing and operating assets; depletion of reserves; risks associated with the exploitation of properties and ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of operations; risks associated with large projects; risks related to thermal heavy oil projects; risks associated with use of information technology systems; risks associated with the ownership of Baytex, Raging River or the combined company securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond control. These and additional risk factors are discussed in the the joint management information circular and proxy statement dated July 12, 2018 of Baytex and Raging River, Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in Raging River's Annual Information Form for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and in Baytex's and Raging River's other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on the combined company's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex or Raging River that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and neither Baytex nor Raging River undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit the company website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

Raging River Exploration Inc.

Raging River is a crude oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company’s operations are in the Viking light oil resource play in western Canada in addition to the recently added East Duvernay Shale oil play. Raging River’s common shares trade on the Toronto Stock Exchange under the symbol RRX.

For further information about Raging River, please visit the company website at www.rrexploration.com or contact:

Mr. Neil Roszell, P. Eng.             Mr. Bruce Beynon, P. Geol
CEO and Executive Chairman         President
Tel: (403) 767-1250             Tel: (403) 767-1251